Filed by Brookfield DTLA Fund Office Trust Investor Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: MPG Office Trust, Inc.
Commission File No.: 001-31717

The following is a press release announcing second-quarter 2013 earning results, dated July 26, 2013, issued by Brookfield Office Properties Inc. (“BPO”). Portions of the following press release concern the announced transaction between BPO and MPG Office Trust, Inc. (“MPG”).

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS

SECOND QUARTER 2013 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, July 26, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced its financial results for the quarter ended June 30, 2013. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three Months Ended		Six Months Ended
(US Millions, except per share amounts)	6/30/13	6/30/12	6/30/13	6/30/12
Funds from operations [1]	$162	$171	$351	$325
Net income attributable to common shareholders	441	217	716	569
Commercial property net operating income [1]	344	342	693	654
Fair value gains	292	167	463	460

Per common share - diluted
Net income	$0.78	$0.38	$1.26	$1.00
Funds from operations [1]	0.28	0.30	0.61	0.57

 1 Non-IFRS measure. See definition under “Basis of Presentation”

Funds from operations (“FFO”) was $162 million or $0.28 per diluted common share for the quarter ended June 30, 2013, or $171 million or $0.30 per diluted common share prior to one-time items that compares with $171 million or $0.30 per diluted common share during the same period in 2012.

Net income attributable to common shareholders in the second quarter of 2013 was $441 million or $0.78 per diluted share, compared with $217 million or $0.38 per diluted share in the second quarter of 2012.

Commercial property net operating income for the second quarter of 2013 increased to $344 million, compared with $342 million in the second quarter of 2012. Same property net operating income during the second quarter of 2013 increased by 1.9%, compared with the same period in the prior year.

Common equity per share at June 30, 2013 increased to $20.53 from $19.80 as at December 31, 2012, and earned a total return of $1.51 per diluted share representing a 15% annualized return on opening common equity per share.

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OUTLOOK

“The second quarter of 2013 marked a new phase of growth for Brookfield Office Properties as we announced the proposed acquisition of the MPG portfolio in Los Angeles and advanced the construction of the second tower at Brookfield Place Perth,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties.

HIGHLIGHTS OF THE SECOND QUARTER

Leased 1.6 million square feet of space during the quarter at an average net rent of $29.41 per square foot, representing an 11% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 91.7%.

Leasing highlights from the second quarter include:

Washington, DC – 619,000 square feet

•	A four-year renewal with TSA for 548,000 square feet at 601 & 701 S. 12th Streets (Arlington, VA)

New York – 286,000 square feet

•	A three-year new lease with AIG Employee Services for 68,000 square feet at One New York Plaza
•	A 15-year new lease with Hunter Roberts Construction Group for 43,000 square feet at 225 Liberty St.

Houston – 180,000 square feet

•	A four-year expansion with Chevron for 72,000 square feet at 1600 Smith St.
•	A 10-year renewal with Sequent Energy for 46,000 square feet at Two Allen Center

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Los Angeles – 147,000 square feet

•	A seven-year renewal with Wells Fargo Bank for 66,000 square feet at Landmark Square
•	A 10-year new lease with Zara USA for 27,000 square feet at FIGat7th retail center

Toronto – 130,000 square feet

•	A 10-year renewal with The Toronto Board of Trade for 36,000 square feet at First Canadian Place
•	A five-year new lease with Vision Critical Communications for 32,000 square feet at Hudson Bay Centre

Advanced MPG Office Trust acquisition following a vote in favor of the transaction by MPG common shareholders. 97% of votes cast (representing 73% of total outstanding MPG common shares) voted to approve MPG’s merger into BPO. The transaction is expected to close in the third quarter.

Commenced development of phase one of Brookfield Place Calgary with a lease commitment from anchor tenant Cenovus Energy for one million square feet of the project’s 1.4-million-square-foot east tower, subsequent to quarter-end.

Commenced development of Brookfield Place Tower 2 in Perth this June with tenant pre-commitments for approximately 40% of the 16-level, 366,000-square-foot premium-grade office tower. Construction is expected to be completed in late 2015.

Completed London portfolio acquisition with the closing of the final two buildings from the Hammerson portfolio, 125 Old Broad Street and Leadenhall Court.

Entered into JV agreement on residential portion of Principal Place development in Shoreditch area of London, subsequent to quarter-end. A 50:50 joint venture was formed with leading international residential specialist Concord Pacific on the 50-story residential tower planned at the mixed-use project, at a premium to our original investment.

Sold our investment in Puddle Dock, London, acquired as part of the Hammerson portfolio, at a 50% premium to our original investment.

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Completed approximately 191,000 sq. ft. of leasing at Brookfield Place New York subsequent to quarter-end. Includes 99,000 square feet to Scotiabank, 55,000 square feet to Oppenheimer, and 37,000 square feet to Equinox.

Closed on $1 billion financing at Brookfield Place New York for 225 Liberty St. and 250 Vesey St. through a consortium of banks that provided $800 million in initial financing with the ability to draw an additional $200 million. The term of the floating rate, 1 Month Libor + 3.25%, loan is three years (June 2016), with two one-year extension options available.

* * *

Dividend Declaration

The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on September 30, 2013 to shareholders of record at the close of business on August 30, 2013. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares. The quarterly dividends payable for the Class AAA Series G, H, J, K, L, N, P, R, and T preferred shares were also declared payable on September 30, 2013 to shareholders of record at the close of business on September 13, 2013, and quarterly dividends payable for the Class AAA series V, W and Y were declared payable on November 14, 2013 to shareholders of record on October 31, 2013.

Basis of Presentation

This press release and accompanying financial information make reference to commercial property net operating income, funds from operations (on a total and per share basis), total return (on a total and per share basis) and common equity per share. Commercial property net operating income, funds from operations, total return and common equity per share do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as revenue from commercial property operations less direct commercial property expense. Our definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust (“REIT”). Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by total common shares outstanding, including potential common shares from the exercise of all options. In calculating common equity per share on a pre-tax basis, we adjust the book value of our common equity by adding back our net deferred tax liabilities.

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Commercial property net operating income is an important measure that we use to assess operating performance and funds from operations is a widely used measure in analyzing the performance of real estate. We provide the components of commercial property net operating income and a reconciliation of net income attributable to common shareholders to funds from operations with the financial information accompanying this press release. We reconcile funds from operations to net income attributable to common shareholders rather than cash flow from operating activities as we believe net income attributable to common shareholders is the most comparable measure. When calculating diluted funds from operations, total return and common equity per share in this press release, we exclude the effects of settling our capital securities through the issuance of common shares as our past practice has been to redeem our capital securities for cash rather than convert to common shares and our intention is to continue with this practice. This diluted calculation is not in accordance with IFRS. Diluted net income per share attributable to common shareholders is calculated in accordance with IFRS.

Notice to Investors

The tender offer for the issued and outstanding shares of the 7.625% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”) of MPG Office Trust, Inc. (“MPG”) by Brookfield DTLA Inc. (“Purchaser”), a direct wholly-owned subsidiary of Brookfield Office Properties Inc. (“BPO”), to be made in connection with the transaction described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of Preferred Stock. This communication is for informational purposes only. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the Securities and Exchange Commission (“SEC”) on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and thereafter MPG will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. In addition, Brookfield DTLA Fund Office Trust Investor Inc. (“Sub REIT”), a company that has been established in connection with the transaction, may file a registration statement with the SEC relating to preferred stock of Sub REIT that may be issued to holders of Preferred Stock who do not tender into the tender offer. Holders of Preferred Stock should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. These materials will be sent free of charge to all holders of Preferred Stock. In addition, all of those materials (and all other materials filed or furnished by MPG, BPO, Purchaser or Sub REIT with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

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Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations risks and factors relating to the proposed transaction with MPG Office Trust, Inc. (“MPG”) including, but not limited to, the possibility that the closing conditions for the transaction, including obtaining the approval of MPG stockholders and other required consents, may not be satisfied, the risk that the transaction with MPG may not be consummated or may be delayed, failure to realize the anticipated benefits and synergies of the transaction, including as a result of an increase in costs associated with integration or a delay or difficulty in integrating the businesses of BPO and MPG, and the outcome of litigation which may arise in connection with the transaction; and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

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We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Conference Call

Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2013 second quarter results on Friday, July 26, 2013 at 10:00 a.m. eastern time. Scheduled speakers are Dennis Friedrich, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.587.0613, pass code 8151119, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through August 26, 2013 by dialing 888.203.1112, pass code 8151119. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on July 26, 2013 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

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Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 111 properties totaling 81 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Media Inquiries: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com

Investor Inquiries: Matt Cherry, Director, Investor Relations and Communications

Tel: 212.417.7488; Email: matthew.cherry@brookfield.com

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CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	June 30, 2013	December 31, 2012

Assets
Investment properties
Commercial properties	$22,239	$22,442
Commercial developments	1,423	1,138
Equity accounted investments(1)	2,633	2,562
Receivables and other assets	576	734
Restricted cash and deposits	86	103
Cash and cash equivalents	454	362
Assets held for sale	130	138
Total assets	$27,541	$27,479

Liabilities
Commercial property debt	$11,614	$11,448
Accounts payable and other liabilities	1,166	1,399
Deferred tax liabilities	865	732
Liabilities associated with assets held for sale	64	70
Capital securities	633	866
Total liabilities	$14,342	$14,515
Equity
Preferred equity	1,542	1,345
Common equity	10,486	10,086
Total shareholders’ equity	12,028	11,431
Non-controlling interests	1,171	1,533
Total equity	13,199	12,964
Total liabilities and equity	$27,541	$27,479
Common equity per share(2)	$20.53	$19.80
Common equity per share (pre-tax)(2)	$22.17	$21.19
(1)	Includes properties and entities held through joint ventures and associates
(2)	Non-IFRS measure. See definition under “Basis of Presentation”
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CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Six Months Ended
(US Millions)	6/30/13	6/30/12	6/30/13	6/30/12
Commercial property revenue	$569	$549	$1,135	$1,057
Direct commercial property expense	225	207	442	403
Interest and other income(1)	24	20	64	42
Interest expense
Commercial property debt	155	152	311	290
Capital securities	8	12	18	26
Administrative expense(1)	56	41	98	81
Income (loss) from continuing operations before fair value gains, share of net earnings from equity accounted investments and income taxes	149	157	330	299
Fair value gains (losses), net	292	167	463	460
Share of net earnings from equity accounted investments(2)	69	21	90	68
Income (loss) from continuing operations before income taxes	510	345	883	827
Income taxes	35	77	98	157
Income (loss) from continuing operations	475	268	785	670
Income (loss) from discontinued operations	-	(7)	-	(2)
Net income (loss)	475	261	785	668
Non-controlling interests	34	44	69	99
Net income (loss) attributable to common shareholders	$441	$217	$716	$569

(1)	The current quarter includes an investment gain of $5 million in interest and other income and a non-recurring charge of $14 million related to a possible litigation settlement in administrative expense
(2)	Includes valuation gains of $43 million and losses of $(6) million, respectively, for the three months ended June 30, 2013 and June 30, 2012, and gains of $40 million and $16 million, respectively, for the six months ended June 30, 2013 and June 30, 2012
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	Three Months Ended		Six Months Ended
	6/30/13	6/30/12	6/30/13	6/30/12
Net income (loss) per share attributable to common shareholders - basic
Continuing operations	$0.83	$0.41	$1.34	$1.07
Discontinued operations	-	(0.01)	-	(0.01)
	$0.83	$0.40	$1.34	$1.06
	Three Months Ended		Six Months Ended
	06/30/13	06/30/12	06/30/13	06/30/12
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations	$0.78	$0.39	$1.26	$1.00
Discontinued operations	-	(0.01)	-	-
	$0.78	$0.38	$1.26	$1.00

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Reconcilation to funds from operations

	Three Months Ended		Six Months Ended
(US Millions, except per share amounts)	6/30/13	6/30/12	6/30/13	6/30/12
Net income (loss) attributable to common shareholders	$441	$217	$716	$569
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(292)	(167)	(463)	(460)
Fair value adjustments in net earnings from equity accounted investments	(43)	6	(40)	(16)
Amortization of lease incentives(1)	2	-	2	-
Non-controlling interests in above items	22	26	44	63
Income taxes	32	77	92	157
Discontinued operations(2)	-	12	-	12
Funds from operations	$162	$171	$351	$325
Preferred share dividends	(20)	(16)	(40)	(33)
FFO attributable to common shareholders	$142	$155	$311	$292
Weighted average common shares outstanding - diluted	509.5	508.3	509.2	508.3
FFO per diluted share(3)	$0.28	$0.30	$0.61	$0.57
(1)	FFO definition has been revised on a prospective basis to include the add-back of lease incentive amortization in accordance with NAREIT and REALpac FFO definitions
(2)	Reflects fair value and other (gains) losses net of income taxes
(3)	The calculation of FFO per diluted share includes potential common shares at June 30, 2013, and June 30, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion

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commercial Property net operating income

	Three Months Ended		Six Months Ended
(US Millions)	6/30/13	6/30/12	6/30/13	6/30/12
Commercial property revenue	$569	$549	$1,135	$1,057
Direct commercial property expense	225	207	442	403
Commercial property net operating income	$344	$342	$693	$654

TOTAL RETURN

	Three Months Ended		Six Months Ended
(US Millions, except per share amounts)	6/30/13	6/30/12	6/30/13	6/30/12
Funds from operations	$162	$171	$351	$325
Fair value gains, net of non-controlling interests	313	135	459	413
Preferred share dividends	(20)	(16)	(40)	(33)
Total return	$455	$290	$770	$705
Total return per diluted share(1)	$0.89	$0.57	$1.51	$1.39
(1)	The calculation of total return per diluted share includes potential common shares at June 30, 2013, and June 30, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion

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The following is a transcript of a conference call for analysts and investors held by BPO on July 26, 2013. Portions of the following transcript concern the announced transaction between BPO and MPG.

Operator:Welcome ladies and gentlemen to the Brookfield Office Properties 2013 second-quarter results conference call. This call is being recorded it is now my pleasure to turn the call over to Matthew Cherry, Director, IR and Communications, Please go ahead, sir.

Matthew Cherry: Thank you and good morning to Brookfield Office Properties second quarter 2013 conference call. Before we get our presentation let me caution you that our comments and discussions will include forward-looking statements and information, and there are risks that actual results, performance, or achievements could do for materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements and information. Certain material factors and assumptions were applied in drawing the conclusions and making the forecasts and projections in the forward-looking statements and information. You may find additional information about such material factors and assumptions and the material factors that could cause our actual results, performance, or achievements to differ materially set forth in our news release issued this morning. I will now turn the call over to Chief Executive Officer, Dennis Friedrich.

Dennis Friedrich: Thank you Matt. Hello, everyone. I hope everyone is enjoying their summer. Given it's Friday in July will try to keep our opening remarks brief. As is customary, Bryan Davis and I will give today's formal remarks, but also on the line are Mark Brown our Global Chief Investment Officer, Mitch Rudin head of our US operations and Jun Sucharda head of our Canadian operations. All of whom will be available to answer questions on their respective activities during the Q&A session. I will hand the call over to Bryan in a few minutes to go through our financial results, but overall this is another solid quarter and really a quarter that marked the next phase of growth for Brookfield as a business and growth within our global platform. As most of the regional economies and urban centers within which we operate continue to recover, we have positioned our portfolio to capture this improvement in tenant demand.

For the past several years, you've heard from us that we are focused on a number of growth initiatives. We were able to execute and make progress in three areas of expansion for our business. First, advancing our sizable develop pipeline. Second, portfolio acquisitions in major business centers, and lastly, continued redevelopment of our existing asset base to generate enhanced returns. These aren't the only areas that we have been enhancing the business but it would be a bit of the focus of the call today.

On the development front, we kicked off to new exciting projects at strong pre leasing levels; Brookfield Place Calgary and the second phase of Brookfield Place Perth. We were pleased to announce just a few days ago that we finalized the 22 year lease with Synovus one of the largest oil companies in Canada for 1 million square feet launching the first phase for 2.4 million square foot master plan development. Jun is here to answer questions during the call and we can provide certain detail on the project in the first phase. As you've heard us described before this site is the best located development parcel in downtown Calgary. Synovus will be the lead tenant for the first phase of the project a 1.4 million square foot office tower we refer to as the East tower. Synovus's commitment to Brookfield place allows us to move forward with the first building at a pre- leasing level in excess of 70%. We expect the project to kick off in the third quarter of this year with anticipated delivery of the building in late 2017.

I would like to acknowledge the hard work of our Calgary team and our Canadian development team for their efforts in getting this project off the ground. The lease came together in pretty good time. We were proud to brand the project as Brookfield Place as we have with similar projects in other cities of the world including, Toronto, New York City, and the aforementioned Perth project. As these properties continue to represent best in class districts for office space retail, public amenities and the arts. The Calgary market remains one of our top performing operating markets class A and AA vacancy in the markets stands at very low 3% and our existing portfolio is over 99% leased. The energy tenant base which drives Calgary continues to expand as demonstrated by Synovus' decision.

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As mentioning, we also commenced the second phase of Brookfield place Perth called Tower 2. At a pre-lease level of 40% for the 366,000 square foot building. Our lead tenants will be Deloitte and the Law Firm Corrs, Chambers and Westgarth, the first phase of Brookfield Place Perth has been very successful and the second phase will only add credence to its becoming a preeminent commercial precinct in Western Australia.

Perth is also one of our top performing market and again an indication that our presence and a lot of the commodities and energy markets have enabled us to continue to drive results. Our portfolio lease up level in Perth is also over 99%. Although the overall market vacancy in Perth has increased a bit to 7.5%, the top-end of the market remains very tight and pending new supply can be delivered over the upcoming years is limited. We have a number of balls up in the air in terms of additional tenant activity on the remainder of the space in the new towers as well.

Development will continue to spur future growth in both earnings and the quality of our portfolio in the upcoming future. The projected returns for these projects with healthy pre-leasing levels remain attractive relative to the yields. We are seeing within most existing assets available for acquisition in our core markets. In terms of the major portfolio acquisitions to expand our global platform, we reached important milestones in both the acquisition of MPG in Los Angeles and the former Hammerson portfolio in London. On the MPG acquisition, we were pleased to receive the necessary vote on July 17 from the MPG common shareholders approving the merger. We got 97% of the voting shares, which was 75% of overall shares. We are working closely with MPG to satisfy the remaining conditions including lender consents. We expect the transition to close next month, the transaction to close next month sorry. We remain very excited about the opportunity to integrate and operate a sizable portfolio of the highest quality assets in this major US gateway city.

The LA County regional -- the LA County regional economy continues to improve. Although there are still some ground to make up, the year-over-year job gains outpaced the nation and the state overall. Unemployment in the county dropped from 10.8% to 9.2% over the past 12 months. Job growth in professional services sector areas, important to the downtown LA office market, posted an impressive 3.5% gain during the calendar year 2012. We have also made good progress increasing the occupancy level in our existing LA regional portfolio. The overall occupancy level has improved 400 basis points since the second quarter of 2012.

In London, we closed on the second tranches of London office buildings acquired from Hammerstone which we announced last summer. As you remember, this was a planned staggered closing. The buildings in the second tranches are 125 Old Broad Street and Leadenhall Court both located in the city of London. The Company now owns three operating office assets in the city totaling approximately 800,000 square feet. In fact we are holding our call today from our offices in London, one of the existing assets 99 Bishopsgate we signed a lease subsequent to the quarter end, with [i2] a London based provider of Serviceton office space for 35,000 square feet bringing the lease up level of that building to 72% from 62%. The block of space at 99 Bishopsgate is really the only material vacancy in the London portfolio we're well underway to getting that property stabilized with leases out for an additional 37,000 square feet.

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We have also concluded two additional transactions within the portfolio acquired from Hammerstone recognizing some immediate profit. We sold our investment in the puddle dock asset at a 50% premium to our original investment realizing a quick $5 million gain. We also entered into a joint venture agreement on the residential portion of the principal place development in the shortage area of London subsequent to the quarter end. A 50/50 JV was formed, international residential specialist Concord Pacific on the 50 storey residential tower planned at the mixed use project at premium to our initial original acquisition basis from Hammerstone.

We met with several brokerage firms over the past three days in London and I'd say the discussions were very encouraging. The central London market has not only proven to be resilient, we are in fact seeing a real uptick in the rate of recovery. Employment in London grew by an impressive 2.2% over the 12 months prior to the start of the second quarter. Job gains and improved confidence are translating into increased leasing velocity. Leasing activity in the city sub-market where our assets reside were buoyant, a total of 1.9 million square feet was let in 75 transactions in the marketplace, just in the city alone. A material 82% rise over the first quarter and the highest quarterly take-up since first quarter of 2010.

The last area of growth I will discuss is the continued redevelopment of the number of our existing assets. The physical work is complete at Fig and seventh, our redeveloped 330,000 square foot retail center in downtown Los Angeles. We completed a high-profile lease with Zara during the quarter for 27,000 square feet boosting the lease up level to 71% and we are in advanced discussions with several tenants for an additional 50,000 square feet and expect to be close to over 85% leased by year-end. Our leasing team has created considerable value at the center as compared to the prior scheme which was underperforming.

Our largest and most significant redevelopment project is advancing of course at Brookfield place in lower Manhattan. Sticking with retail for a moment, within the reinvented retail component at Brookfield place, we have signed up new retail tenants and food service tenants totaling 40,000 square feet to date. Our fashion component added two international luxury apparel brands Hermes and Calypso St. Barth during the second quarter. They will be joining Burberry's and Michael Kors. We have entered into leases with in prior quarters. We have secured our operator for the European market place and the dining Terrace stands at 62% leased about nine months in advance of opening and we have active in lease discussions for all the remaining food areas in the dining Terrace. Our transit Pavilion, the critical link to the World Trade Center and Fulton Street transportation hubs is on track for an opening in the fourth quarter of this year. We will be sending out invitations to everyone well in advance. We are looking forward to the ribbon-cutting there.

I would also say that we continue to be impressed with the progress of the other transportation infrastructure projects across the road both at Fulton Street and within the World Trade Center and it's pretty confident that these are going to be delivered in the timeframe which is going to be meaningful to the tenants that were in lease discussions on. And by the time those new tenants would move in, most of this infrastructure will be in place. We're able to show prospective tenant the tangible progress that's been made in lower Manhattan on these incredible transportation projects. The progress on the transit Pavilion and the retail amenities coming online are assisting with our office leasing efforts on the available space at Brookfield Place.

During and following the quarter's end we lease an additional 230,000 square feet of the pending Merrill space including leases with Bank of Nova Scotia, Oppenheimer, Hunter Roberts Construction, and Equinox Fitness, most of their space about 90% of it will be in actually converted office space. I just wanted to clarify that for everybody and it was fairly challenging office space so we're happy to that get the transaction done.

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Over the past 12 months we have completed office leases totaling 665,000 square feet at Brookfield Place including approximately 400,000 square feet of the expiring Merrill leases or spaces. The remaining available Merrill expiring space has been reduced to about 2.7 million square feet, demand fundamentals in the overall Manhattan leasing markets are definitely improving. We have seen an increase in velocity of over 10% compared to last year, downtown is trending well above the long-term average. So we're seeing the positive effects of that improvement in our leasing activity in the pace of tenant decision-making at Brookfield Place and within our overall Manhattan portfolio. We are making good progress with our leasing pipeline and tenant discussions, again both within Brookfield Place and throughout our holdings in Midtown and downtown.

On an overall global portfolio basis, we completed 1.6 million square feet of leasing during the quarter which was a 25% improvement over the first quarter and our pipeline looking out to the rest of the year is definitely healthy. Despite what remains a somewhat fragile global recovery, the economy fundamentals and most of our operating markets appear to be headed in the right direction. I'd say we are encouraged about the prospects for the remainder of the year as the job markets continue to improve. In an attempt to hold my promise and keeping our prepared remarks brief and letting everybody enjoy summer weekend, I'm going to call -- I'm going to turn the call over to Bryan Davis.

Bryan Davis: Great. Thank you, Dennis and good morning everyone. As noted in our press release before considering one-time items we recorded funds from operation totaling $171 million or $0.30 per share, unchanged from the same period in 2012. Highlights for the quarter which are outlined on page 7 of the supplemental include an increase in property net operating income for the quarter of $18 million or 5% to $361 million from $343 million. This was offset by a reduction in termination income as the prior period included an $11 million lease termination fee of One New York Plaza and a reduction in interest in other income as the prior period included interest income on the residential note that we collected in full in the fourth quarter of this past year.

After considering one-time items which resulted in a net charge to earnings of $9 million, we reported FFO for the quarter of $162 million or $0.28 per share. These items include a $5 million investment gain on the sale of our interest Puddle Dock, an investment in our London portfolio which included interest and other income, and a nonrecurring charge of $14 million related to an ongoing litigation which is included in our general and administrative expenses. $3 million of which was recorded at our Canadian subsidiary to true-up to the provision required to support a judgment that is not under appeal and the balance representing a contingent payment related to a possible settlement of the balance that is currently under appeal. At this stage, we feel we have fully provided for our expected exposure.

Getting back to our operating results, on page 11 our supplemental, commercial property net operating income was up in each of our markets. Australia, which increased 19% to $76.4 million benefited from the inclusion of Brookfield Place Perth, a property which completed development in late 2012. Canada which increased 4% to $72.4 million benefited from higher rental rates and recoveries from new leases and renewals at Suncor Energy Center and Bankers Hall in Calgary and at Brookfield Place, and Hudson Bay Centre in Toronto. In the US, which increased 1.5% to $212.8 million is benefited from the combination of same store growth in net acquisition activity. These possible variances were partially offset by weaker foreign currencies which accounted for $2 million reduction in net operating income.

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In referencing page 7 of the supplemental on the expense side, interest remained unchanged at $170 million for the quarter. Increases in interest expense due to asset acquisitions, and the reclassification of Brookfield Place Perth from development to income producing which in aggregate added $11 million was fully offset but the interest savings as we benefited from the low rate environment on financing and lower debt levels as we redeemed both our series I and series F capital securities.

In looking at our Q2 results versus Q1 of this past year, our FFO decreased by $27 million to $162 million from $189 million. This decrease is due to the combination of the $9 million charge to current earnings that I just discussed and the $22 million investment gain that was recorded in Q1 on the repurchase of debt. Excluding these one-time amounts, normalized FFO was actually up $4 million. Mainly as a result of the decline in overall interest expense resulting from the redemption of our capital securities and lower rates on recently refinanced debt. Our net income for the quarter was $441 million or $0.78 per share compared with $217 million or $0.38 per share in the prior year and $275 million or $0.48 per share in the prior quarter. Net income in the current quarter included revaluation gains of $319 million in aggregate which we highlight in detail on page 18 of our supplemental.

Our revaluation gains included $242 million that was booked on our income producing property and $76 million on our development sites. Our reevaluation gains on our properties were mainly concentrated in the US and Australia. In the US values increased by 1% which is spread across most regions and driven largely by increased cash flows and some slight changes to value metrics to reflect market feedback. In the US we had 1.77 billion in external appraisals completed in the quarter which supported our IFRS value of $1.78 billion for the same assets.

In Australia we tightened discount rates to an average of 8.34%, up based on the continued lower interest rate environment which resulted in an increasing value of $74 million. The benchmark interest rate in Australia is down 1.75% since the end of 2011, while our discount rates are down 72 basis points during the same period. In Australia, we had 1.65 billion in external appraisals completed in the quarter which supported our IFRS value of $1.66 billion on the same assets. We increased the value of one of our development sites in Canada in the quarter based on external appraisals needed and in London -- and in London as well to reflect the metrics of a recent joint venture we executed at our principal place development site that Dennis just discussed.

Our total commercial properties are valued at $24.7 billion at an average discount rate of 7.3% and terminal rate of 6.25%. This translates to $505 per leasable square foot and represents a 5.6% cap rate on an annualized Q2 net operating income. Execution for our remaining 2013 debt maturities are underway. In addition we are focused on early refinancing Suncor energy Center in Calgary and Brookfield Place in Perth to lock in the current low interest rate environment. Both of which we will execute in the third quarter with expected net positive proceeds of $180 million and it 200 basis point lower average interest rate. We ended the quarter with almost $500 million in cash and $1 billion in total immediate liquidity and with additional proceeds from refinancing initiatives we are well positioned to fund our capital requirements for our active developments pipeline and redevelopment initiatives.

Before turning the call back to Dennis, to open it up for questions. I did want to touch on our guidance. As you might recall, we originally set 2013 guidance to be in the range of $1.16 per share to $1.20 per share with the midpoint of $1.18 per share. We are maintaining this guidance range, however expect we may come in at the low end of the range due to a few items not included in our original guidance. Those include the one-time charges this quarter and approximate $7 million break fee that we expect to incur on the early refinancing of Suncor Energy Center next quarter and transaction costs associated with our upcoming LA based acquisition. Now with that, I will turn the call back over to Dennis.

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Dennis Friedrich: Thanks, Bryan. Operator, we will open up the call for questions.

Operator: Thank you. Today's question-and-answer questions will be conducted electronically.

(Operator Instructions)

One moment. We will take our first question today from Joshua Attie, Citigroup

Joshua Attie: Thanks, and good morning. Could you give us more detail on that 1.5 million square feet of LOI which I think for two large tenants, and what progress has been made and kind of where some of those deals stand?

Dennis Friedrich: Josh, as I indicated last quarter, we are at a sensitive time with those discussions and we want to respect tenant confidentiality. There a large transaction so it always fuels a bit of speculation. I can say we are making progress we are encouraged but beyond that I'm just not prepared to provide any more color there.

Joshua Attie: Okay. Understand. Secondarily, can you kind of just talk about bigger picture kind of sources and uses of funds, the development pipeline today is $2.3 billion and the yields look quite good on some of the investments, but your leverage is also probably toward the high end of where you'd like it to be at around 50% and I know you sold one of the developments or you're selling one of the developments to Box but you also own 80% of Box so see through levered seems pretty high. Just how do you plan to fund all of the developments and are there asset sales of the come that could fund some of that?

Dennis Friedrich: Yes. I'd say just at a high level I'm going to turn it over to Bryan a bit maybe to talk a little order of magnitude of we think equity requirements are going to be on development. We're conscious and as you mentioned we have been able to generate some pretty impressive returns from our development pipeline that is going to require equity so we're going to continue to be active on the asset sales front. We have to in pretty advanced stages right now and I think that will continue to be from some source for us and to keep up, keep a certain balance sheet mix but Bryan, do you want to add any more to that?

Bryan Davis: Sure. Just specifically with respect to our active development pipeline, we have about $200 million more in equity requirements if you spread that across the four that are currently active, those equity requirements will take us through to the end of 2014 effectively we feel we have adequate liquidity to fund our equity requirements. We will in each of those circumstances put in place construction financing. That construction financing will probably range from 65% to 75% of the overall value of construction costs related to those developments. To some degree we may stretch our overall leveraged levels a little bit, but having said that I suspect that when you look at the appreciation and the value of our properties and the increase in our cash flows our leveraged level through 2014 will remain in and around the 50% range which I think we are ultimately comfortable with as an organization.

Joshua Attie: Okay. Thanks. And just lastly, did you explain what the litigation provision was related to?

Dennis Friedrich: Yes. I can give a couple of soundbites. We do highlight in our and MD&A and in the notes to our financial statements, litigation we're currently close to, it is related to a syndicated loan of which one of our subsidiaries, predecessors, loyal trust was a 2.4% participant and specifically it relates to security that, that syndicate received his collateral against the loan. This litigation is actually been ongoing for 15 years and in the current quarter I would say based on activity and the appeal court and activity between the defendant and the plaintiffs we provided an additional $14 million to true up our provision to the best estimate of what the most likely outcome will be. I think because of the sensitivity of the stage we're at I really can't say much more than that hopefully that gives you enough color.

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Joshua Attie: Yes. Thank you very much.

Dennis Friedrich: Thanks.

Operator: We will take our next question from John Guinee, Stifel Nicolaus

John Guinee: I guess kind of continuing along the litigation, I was at the Baltimore City Circuit Court on Wednesday regarding the lawsuit on the preferred share issue on your downtown LA are your Brookfield or your Maguire acquisition your attorney did a very good job, congratulations, but can you give us any more color as to how you think that will ultimately work its way through the legal process and then the second question I guess would be for Bryan, on IFRS accounting and your fair evaluation $20 and change, how will that change, how do you expect that to be adjusted in the third and fourth quarter once Merrill stops paying.

Dennis Friedrich: Okay, John, I will take the first one and I appreciate you going to the court and cheering us on there, by the way. We were happy with the outcome. John, this transaction is not closed, we really can't share very much more detail in terms of what the possible next steps are or we're kind of still a sensitive period, obviously, we are very pleased to get a very strong common share of vote and we're doing well on the lender consents and fully expect all the preferred shareholders, for that angle to work out and that it really isn't a condition to the deal at this point. Bryan, do want to take the second one?

Bryan Davis: I'm a little blank on the second question, John. Can you repeat that again? Oh I forgot I got that, sorry John. So as we go into Q3 and Q4 we don't expect to have any impact to our IFRS values. As you can appreciate we create these values based off of 10-year discounted cash flows. We use assumptions based off of our lease up with respect to in particular the vacant space that's going to be left by BofA Merrill at the end of Q3 and only changes that will take place to the values specifically with respect to Brookfield Place would be based on our ability to lease up the space to our performance that we have included in our 10 year cash flow.

John Guinee: Okay. Just to be sure I am clear. When you said you are happy with the outcome, was that the vote from them Maguire shareholders to affirm the acquisition or was that the outcome of the hearing on Wednesday?

Dennis Friedrich: Both.

John Guinee: Okay. Thank you.

Operator:Michael Knott, Green Street Advisors

Michael Knott: Hi, guys.

Dennis Friedrich: How's it going, (inaudible) appreciate it.

Michael Knott: Great thanks, I just wanted to ask about downtown New York as well, curious about Scotia bank are they transitioning from one Liberty to World Financial -- excuse me to Brookfield Place are they downsizing?

Dennis Friedrich: Yes confirm they are transitioning, there really not downsizing their existing space envelope. They were losing a large amount of space but they had sublet that space years ago so it's pretty much the same size requirement we'll have some demand for their space in the building and discussion with their sub tenants as well, it's pretty much like a side requirement.

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Michael Knott: And then I can appreciate your comments earlier and not wanted to talk much about the 1.5 million feed of prospects but is it safe to say that there's really no change in the status of those compared to last quarter? Are you still in discussions and you are progressing and that's it?

Dennis Friedrich: Back yes. Michael, that's fair.

Michael Knott: And then can I ask about the other, the smaller type prospects. You still 2.7 left to go 2.7 million feet if you get those 1.5 million that would leave 1.2 million how are you feeling about the smaller onesies and twosies is there anything creative like Equinox else that you can do beside that?

Dennis Friedrich: Interesting Michael good point, there is. Let me give you more general response versus, we're feeling good about the direction of the remaining part of our pipeline and there is again that's onesies and twosies, but that's also a couple of more sizable ones in that mix. They are all progressing forward. We do have another transaction of some size and a few other opportunities to convert some of the very low level office space meaning basically starting floor three and up into other uses in the economics have been attractive relative to straightforward office use. Good pick up candidly and I think there are a few of those other opportunities. Will they be -- I think they could be upscale over time but it will help our results.

Michael Knott: And can I just ask how are you feeling about tenant traffic downtown compared to Midtown and the far west side and it seems like your neighbor across the street, World Trade Center, they haven't leased a whole lot of space. I'm just curious your thoughts of the various segments of the Manhattan marketplace.

Dennis Friedrich: We are seeing a good, as I indicated in my opening comments, the first six months of lower Manhattan, the first quarter was particularly strong followed by a pre solid second quarter. We are up over our averages. Mitch, do want to add anything on terms of what you saw?

Mitch Rudin: I would indicate downtown through the end of June is up 22% over the last year and it is anticipated that, that pace will continue. We are also as you've heard repeatedly from us and others there was such a surge in rents and a decrease in vacancy in Midtown south that you're seeing those users who might have previously looked in that marketplace and now are either priced out or cancelling locations moving down there.

Dennis Friedrich: I would even take that even further and Mitch is spot on we are also seeing in pockets maybe not across the board, but in numbers we are starting to see a push in Midtown as well, Michael in terms of rents and I think that just bodes well for lower Manhattan which continues to be a value-oriented market. We are doing well on our lease up. Just to give you in terms of the economics of the lease up our average in the space we've leased to date our average rent has been right in the mid 30s net range which we've been indicating for a while and that does include candidly a number of renewals that would've been sort of stripped-down rentals because we didn't have to offer as much in the way of concessions and a couple of challenging spaces in there. So we are doing well on the economics and we are not spiking rents down there and that's indicated that's what we clearly want to continue to capture good velocity. A number I mentioned earlier to hit about over 650,000 square feet at the Brookfield Place own and the last year nearly makes us I -- off the top of my head and this is not tested but I think we are probably the most active property outside of maybe the Coach Building which captured a couple of requirements on the West side. That's it and then we continue to see some mark to market opportunities in Midtown which I think you're going to see, come through an upcoming quarters.

Michael Knott: Thank you.

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Dennis Friedrich: Thanks, Mike.

Operator:Next we will hear from Mario Saric with Scotiabank.

Mario Saric: Really quickly coming back to lower Manhattan. I guess Dennis, you mentioned kind of the 1.5, there is no really change there. How about the broader discussion pipeline which was at 4.5 last quarter, where is that today?

Dennis Friedrich: It's in a similar, it's trended down a little bit partly because we are -- we have gotten some transactions done that were involved in that mix. But it is sort of in the same, between 4 million and 4.5 million, and we are moving those along. And I think in upcoming quarters, you will see a few transactions there above the single floors. And others is we're making good lease progress with a number of those prospects.

Mario Saric: Okay. And what stage do you kind of eliminate tenants from that discussion? Is it when tenants sign a lease elsewhere? Or is it when they go into exclusive discussions with other landlords? How do you kind of gauge that?

Dennis Friedrich: Yes, I mean that is how we -- I mean there is -- it does hit a point where we are, obviously you do the math, Mario. We have some crossover within that overall pipeline with -- in terms of space, because we don't have 4.5 million square feet or 4.25 million overall. So you are going to have a little bit as we -- as certain spaces get locked down, and eliminate some other. It is not extensive but it is there. And then obviously, when there is a full commitment. A lot of these discussions remain competitive, and we would peel back and update that number if we feel like that [Brookfield] place is no longer a prospect.

Mario Saric: Okay. And just on Oppenheimer, I know they re-let some space back in Q1 of 2011, that 55,000, is that incremental?

Dennis Friedrich: Yes, is an expansion.

Operator:Okay. And then maybe switching gears just to Midtown New York. I noted occupancy declined quarter-over-quarter, at the Grace building as well as 245 Park. Can you give us a sense of what is going on there and?

Dennis Friedrich: Yes. It is primarily is at the Grace building. And I --this may sound a little bit of an oxymoron, but it is actually good drop in occupancy. Because we had a tenant at a below-market lease that wasn't at the top of the building that wasn't prepared to pay appropriate market rents for that. And then (inaudible) are pretty far down the line, and I think they are getting something done down there. So that's going to be part of what I alluded to before, and it's a clear mark-to-market opportunity in the Grace building for us. So it was one that we have known about for some time. We have been at work on, and it doesn't -- it should be helpful to the NOI there.

Mario Saric: Okay, great. And last question. I know you are doing the call from London today. And you spent some time talking about the improving fundamentals in London recently. What are the prospects of seeing incremental portfolio growth in London in the next 12 months?

Dennis Friedrich: Outside of our existing holdings, Mario? So in terms of --

Mario Saric: Yes.

Dennis Friedrich: Yes. I think we are -- it is active market and it is a little bit competitive market. We have been focused, on really maximizing the value and making a few moves as I indicated before on Hammerson. But it remains a market that we are very interested in. And we are seeing -- and it has a little bit of the characteristics of what we have seen in other markets that were in the early parts of recovery. That sort of core plus opportunities are presenting themselves here and there. Pure core is just not priced appropriately for us. We are still seeing core, starting with the 4, the 4 cap rates, and arguably even tighter than that. But the leasing markets are not yet strong enough, where we may be able to capture little opportunity if there is a little bit of vacancy or rollover few years down the line. We are not down the line with anything I would say right now, but we are certainly looking at opportunities.

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Mario Saric: Okay. And if [BEN] and [PP&Y] they continued on 22% vacant Canary Wharf. That has been around for a while, is that something that down the road may fit within BPO?

Dennis Friedrich: I don't think so. It is unique floor, it is just the profile would not fit anything else in our portfolio. They really are -- it is a passive position that tends not to be of a lot of interest. And just moving the holdings for the purpose of moving would, really, doesn't make a lot of sense for us. I wouldn't expect to see that in the future, unless the position changed in one form or the other. And I am not indicating that it will.

Mario Saric: Okay, that's great. That's it for me.

Operator:Sam Damiani with TD Securities has our next question.

Sam Damiani: Thanks, good afternoon.

Dennis Friedrich: Hi.

Sam Damiani: So just on the guidance, I think you had previously mentioned year-end occupancy target of 91%, is that still where you think you're going to be?

Bryan Davis: Yes, I think as we sit today, we are still feeling we are in that range.

Sam Damiani: Okay, great. And just on the --

Dennis Friedrich: In transactions. Go ahead sorry.

Sam Damiani: Sorry. Just on the 245 Park and Grace, so what month did those tenants rents cease to be recognized at the Company?

Dennis Friedrich: Mitch, off up the top your head -- I mean, it would have been obviously during this quarter. I am not sure which exact month off the top of my head.

Sam Damiani: Okay. Some time during --

Dennis Friedrich: I am not sure -- (Multiple Speakers).

Mitch Rudin: Sam, we can circle back to you on it. But the Grace one is the meaningful, the 245 --

Dennis Friedrich: It is not 245.

Mitch Rudin: Yes.

Dennis Friedrich: So we can circle back to you on that.

Sam Damiani: Okay, great. And just on Leadenhall Court there, I guess there is an expiry next year?

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Dennis Friedrich: Yes.

Sam Damiani: And how is it looking to replace that?

Dennis Friedrich: It's looking pretty good. I mean, I think we, our plans had, we had anticipated that there was a high probability we were not going to retain that tenant. We are advancing some redevelopment schemes because, Sam, I don't recall if you were over on the investor tour last year or not exactly. But it is a really very attractive location within steps of Lloyds. So the short story is, we are getting a lot of interest on it. And one of the challenges with the existing tenant is they really just needed to rework their space. And they been there for a while, and doing that in place was -- just proved to be too challenging. So we sort of gathered early on, but I am really confident about that asset. We are going to -- I think we going to have a real chance of making it work.

Sam Damiani: Excellent. And just finally, I mean, the Lloyd's of London building did apparently just trade in the market Just wondering what your thoughts were on the pricing there?

Dennis Friedrich: Well, I don't recall the exact -- not to be cute on this, Sam, we had absolutely no interest in that building at all, because it's a very unique building. So I kind of lost track as to where it ended up trading. I don't know, do you remember? No? Okay.

Sam Damiani: Thank you.

Operator:Next we will hear from Neil Downey with RBC Capital Markets

Neil Downey: Hi. Bryan, you went through a few of the news, for the puts and takes in the guidance for this year. One thing I didn't hear about is, might there be a potential gain in Q3 on the Principal Place JV?

Bryan Davis: So that, no, because we have been carrying that at fair value. And the Puddledock investment, again that was an investment, it is not an development or operating property. So that goes through FFO. The one with respect to the Principal Place JV is included in our fair value. So I get theoretically -- (Multiple Speakers). We did market-to-market this quarter.

Neil Downey: Okay. Got it. Thank you.

Operator: Alex Avery with CIBC has our next question.

Alex Avery: Thank you. Just on a similar note, the Adelaide Center East, is there going to be any accounting impact in Q3 on that transaction?

Bryan Davis: No accounting impacts on that transaction. We did increase the value of the developments in the second quarter to correspond with the appraisal that we received along with the transaction. I did make brief mention of that in the call. But no impacts in Q3 going forward except to come for the minority interest component related to that.

Alex Avery: Okay. And then just jumping back to the Royal trust situation. Is there anywhere where we can find more any information about that, or is there any additional information you can provide in terms of background on that litigation?

Bryan Davis: As I indicated it's a little bit sensitive, so I don't want to provide any more addtional information on the call. We do have some disclosure in both our Brookfield Canadian office properties interim and annual report, and in our Brookfield Office Properties annual report. In addition, it is a litigation that is taking place in the Australian market, and in the Australian courts. I am sure if you Google it, you might find some information as well.

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Alex Avery: That's great, thanks.

Dennis Friedrich: Just, operator before the next call, just a response to Sam's question earlier. If you are still on the line, Sam, it would be -- the lease burned off in May, at the Grace building. (Inaudible). Sorry, operator, go ahead.

Operator:Yes. We have a question from Vincent Chao, Deutsche Bank.

Vincent Chao: Just curious on the guidance here. I didn't hear anything about FX changes in your assumptions there. I thought you were at AUD1.05 for the Aussie dollar, just curious how that has changed, or that's influencing guidance a little here?

Bryan Davis: It is playing a role in pushing us, all else being equal to the lower end of the guidance range. As you probably recall, when we gave guidance we were at parity with the Canadian dollar, and even stronger. And then also, we had a fair bit stronger Aussie dollar than we were anticipating for the balance of the year. I didn't specifically mention it, because there is other things that are countering that, including far lower interest expense than we would have anticipated in our 2013 based on our ability to execute at lower rates. As well as, I think we are tracking slightly higher from a same-store growth perspective than we would have originally given guidance as well.

Vincent Chao: Can you just share what your FX assumptions are for 2H?

Bryan Davis: I think we are assuming that they are going to remain fairly consistent with where they are today. A CAD1.02, and then a AUD1.05.

Vincent Chao: Okay.

Bryan Davis: Or -- [AUD1.07]

Vincent Chao: And just on the rent spreads, I mean that -- those have been a very positive here, but it does seem like there's some slowing here in the last couple quarters, in terms of the reported spreads. Is there anything to read into that, or do you expect that trend to continue, or do you think we stabilize here around 10%?

Bryan Davis: I don't think there is anything to read into it. We are -- we continue to be very pleased and believe we are outperforming our competitors in this area. But it is really a -- it is a bit of a case-by-case on the rolling rents in that situation. But for instance, we mentioned Midtown could be an opportunity if that hits next quarter, that could bump the percentage up again very high. It just has been good consistent mark-to-market so -Well, short answer is that I would read into it. I don't think it is a start of a trend. I think this continues to be -- at times, it is just going to move around quarter to quarter.

Vincent Chao: Okay, thanks.

Operator: We will now hear from Ross Nussbaum with UBS.

Ross Nussbaum: Hi, good afternoon over in London. A couple questions. First on 75 State Street up in Boston, what is the game plan for that asset, particularly with the loan maturing in a couple months?

Dennis Friedrich: I think our ultimate game plan, we will see if -- the market has had some improvement here and there. We obviously want to get it to lease stabilization, but it does present itself is a good sales candidate if we decide we wanted to generate more proceeds. And we are kind of focused on getting it -- the leasing up to a more of stabilized level. We did well coming out of the gates at the beginning of the year, we had a few things going on. But anything on the refi market, you can touch on if there is any -- ?

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Bryan Davis: Yes. No, our intention is to refi. And in fact, we are in the market now starting that process.

Ross Nussbaum: Byran, on the tax front, just a couple questions, can you help me get my arms around what assets or entity generated the $100 million of income taxes year-to-date?

Bryan Davis: So that would be across the boards, Ross. But the majority of those income taxes relate to tax effecting the fair value adjustments, that we make when we fair value of our assets. And it would be based off of the statutory rate in each one of the markets that we operate in, irrespective of whether those are actual cash taxes paid, or irrespective of whether we, if we were to sell, could use losses to shelter them.

Ross Nussbaum: Okay. And then how does that tie in -- year-to-date there has been $130 million-ish increase in the deferred tax liability on the balance sheet. Are those -- should I be thinking about those two being related?

Bryan Davis: Yes.

Ross Nussbaum: And then on the NOLs, when do you expect, what is the latest update on that NOLs burning off?

Bryan Davis: I would say two years.

Ross Nussbaum: Okay. And then finally on MPG. I know in the last quarter call, I tried to dig in on who your partners are, and the terms of the JV. I know it hasn't closed yet, but is there anything more you can tell us about, from a structural and relationship standpoint, how that is working?

Dennis Friedrich: Well it's not -- I mean I -- they have -- the partners prefer not to be identified even actually post-closing, which is not out of the ordinary for private investment partnerships. And even on the structure of the fees, it would be inappropriate for me to talk until I think I -- I answered you last quarter just in terms of it is obviously more far more fee-enhanced position for us, just because of our position in a greater portfolio. But sorry, I can't really go beyond that.

Ross Nussbaum: Can you at least give us the scope of what type entity we are talking about? Are we talking about US/Canadian pension fund? Are we talking about foreign sovereign? Anything to give us a sense of, really their alignment with you in terms of length of investment, those kinds of things?

Dennis Friedrich: They are sovereign fund-related, and they are very long-term view. So was that for us, was very important element of putting this portfolio together. I think I was very candid in the initial call, that we think that this is a great opportunity for us. It will be, as the market is recovering and it will take a period of time. So it was very important for us to have those with long-term views. So it's a very like-minded set of investors.

Ross Nussbaum: Okay. And Dennis, just finally, obviously the stock has been trading well below what your stated IFRS NAV is. And I am just wondering, as you come to work every day, does it make you pause, scratch your head and say, all right, what do we do about that?

Dennis Friedrich: (Laughter). Of course, I mean, that is my job, right? We, obviously, Ross, the ultimate resolution of the leasing downtown, we both understand remains a big factor in our share price. And that is why,with usually with positive news events front, we see some nice movement. We were actually pretty pleased with the quarter, in terms of performance, the good parts of it until obviously, the Bernacke twist there. So we are -- I think we are very confident in our business strategy. And I think when the synthetic growth was in our portfolio continues to lock in, particularly on the other side of stabilizing downtown, we are going to be in very good position.

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Ross Nussbaum: Thank you.

Operator:Rob Stevenson with Macquarie has our next question.

Rob Stevenson: Good morning and good afternoon. Dennis or Mitch, can you talk about the DC market and how you are viewing that today? You got 800,000 square feet of space rolling there next year, and sort of what is the percentage of that is not likely to renew at -- with you at this point do you think?

Dennis Friedrich: Mitch, can I?

Mitch Rudin: Certainly. We, at the last call we had mentioned Sprint, I think it was at One Reston Center, and we are in the midst of formulating a campaign for that. And we brought on a third-party service provider for this or that. On the rest, we are actually very pleased with that. We are performing. If you look at downtown, and you take out our two development projects or redevelopment projects, 799 and 1201, we are batting 96%, 97% occupancy. So well above the market, and similar performance in the suburbs. We have one other property in the suburbs that does concern us, and we are chipping away at that.

Rob Stevenson: Okay. And then how active are you in pitching the website project these days? Is that sort of on the back burner, or are you aggressively doing that? Or are you in serious discussions with people? Can you sort of talk about that a little bit?

Dennis Friedrich: Yes, sure. We are obviously very active. We don't take our investment into the platform lightly. It's advancing per schedule, actually even slightly ahead. We have been very active with large tenants over there, trading proposals, getting into discussions, analyzing our opportunity. So we are as active, as we have a large team. And we are as active in Manhattan West as we are downtown, and we are blanketing the market. Like our position of being in (inaudible) an attitude of more exciting corridors, and have the ability to provide space options to the large tenants that is in the market. That time frame could be a little bit further back to Manhattan West. So the short answer is very, very active.

Rob Stevenson: Okay. And just one last question, the 700,000 square feet of downtown space that is rolling in '15, that is not largely Brookfield Place, that is one of the other buildings, right?

Dennis Friedrich: Yes, that yes, because there is one or two lumps of that in One New York Plaza.

Rob Stevenson: Okay.

Dennis Friedrich: I think it is split between One New York and One Liberty. Yes.

Rob Stevenson: Okay. Perfect, thanks.

Dennis Friedrich: Thanks. We will round out on two more questions I think, and then I think wrap up the call within the hour here. Next call?

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Operator:We have a follow-up with Joshua Attie, Citigroup.

Michael Bilerman: Yes, it is Michael Bilerman. Good afternoon. I assume it's pub time, so that's why you are so eager?

Dennis Friedrich: Michael, you know us too well. You are exactly right.

Michael Bilerman: Okay.

Dennis Friedrich: Actually it's actually [Tony] time. Go ahead.

Michael Bilerman: I just want to talk to you little bit about structure overall, and sort of intercompan -related transactions, and sort of how that factors into your thought on the stock price. Because clearly, you talk about downtown being a hurdle that you need to get over to provide some clarity on value. But if you take the deal that you did with Box this quarter, and you look at Box's share price trading at well over 20% discount to their IFRS value, stock being down, since you announce that deal externally-managed entity. You have the holdings in Australia, which you have got to figurevout how to go about it. I am just wondering if you have sort of stepped back, and re-thought overall structure,and how you are holding things as a way to maximize value?

Dennis Friedrich: Yes, now I think -- what we do obviously consistently -- the transaction actually did -- Box did move up after the transaction. We think, and continue to think that they have a pure play publicly-traded Canadian entity, which has been in very, very healthy markets and very stable, is going to be a positive over time. There has been a -- one of the reasons we did the vend in, was there -- if anything, some of the limitations within the Box have been more growth-oriented. I guess they will float up to a point. So we want to build a little bit of growth there. Michael, I think we are -- we like the idea to be able to offer the public markets different opportunities. We know there are some complexities here and there. But we -- we actually did see a pickup when we met -- when we announced that. I think it is going to be helpful for the shares over time, the Box shares.

Michael Bilerman: I guess, where are you, and the stock has since traded off. I guess -- (Multiple Speakers).

Dennis Friedrich: Yes, everybody traded a little off though the last -- it was pretty (inaudible) I mean, we were up. This past week we traded down, as well as a lot of others.

Michael Bilerman: Where you in terms of Australia, and sort of the harvesting what you have done over there in terms of a vehicle?

Bryan Davis: Yes, we are a little bit -- because were little stalled on that. I think we have some near-term, three year out of lease roll over exposure. And I think in some discussions and a further look at the public markets, we think we are actually making progress on those, on at least some of the reletting andp taking back in that some of the space. But it just might be bit of a factor in the public realm. On the private, we continue to advance some of those discussions. But I think if we do anything, it will be more likely to be some private transaction.

Michael Bilerman: Byran, did I hear you right that NOLs are now 2 years, so it has taken us 15 years to drop 1 year? Is that the rate of decline that we should go by? (Laughter). Or is this a real two years at this point?

Bryan Davis: I think it is, yes, it's a real two years at this point.

Michael Bilerman: So REIT planning is full steam ahead at this point?

Bryan Davis: Well, we are definitely thinking through the impact to what our organization looks like going forward, for the day that we can no longer shelter the majority of our cash tax.

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Michael Bilerman: Okay. Thank you.

Bryan Davis: Thanks, Mike.

Operator: Our final question will be a follow-up from Sam Damiani with TD Securites.

Sam Damiani: Thank you. And just on the BofA Merrill space, where is -- is there anywhere in the supplemental where I can find that 2.7 million square feet of remaining exposure? And the second question is, as the leases that you have executed in that space come into play, how -- what is this timing on that income starting to come into play over the next year or two? When do those leases kick in?

Dennis Friedrich: The first answer, first question in terms of the supplemental, not directly identified in there.

Bryan Davis: Yes, it isnot directly identified anywhere, but it would be embeded ultimately in our rollover exposure.

Dennis Friedrich: And Sam, I don't know. Bryan, off the top of your head? I am not sure what the blend-in on the -- all the transactions that have been done on.

Bryan Davis: Yes, I don't have --

Dennis Friedrich: I think we would have to circle back with you, Sam, on that.

Sam Damiani: I think Bryan, you previously had mentioned the initial NOI hit is about $40 million quarterlly. Can you just sort of confirm that? And if it's fair to assume that is going to be pretty much static for the first three or four quarters after September 30 here? Would that be a fair assumption?

Bryan Davis: What I can confirm, for the fourth quarter, that will be the number. And when we give out our guidance for 2014, we can address its impact through that period.

Sam Damiani: Thank you.

Bryan Davis: All right, thank you, Sam.

Dennis Friedrich: All right, everyone. We will thank you for participating on the call. Enjoy the rest of your summer, and we look forward to seeing you in the -- various folks in the upcoming weeks or quarters. And also those that have signed up for some different tours downtown, which we would like to continue to get everybody down to show the progress. As I made mention of early on, we are going to hold an event on the opening of the Pavilion, and invitations will obviously go out to everyone. So enjoy your summer, and thanks for your time.

Operator: That does conclude today's conference. Thank you for participation.

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Portions of the press release and the transcript relate to communications made after the commencement of a tender offer for the issued and outstanding shares of the 7.625% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”) of MPG by DTLA Fund Holding Co. (“Purchaser”), a Maryland corporation formed for the purpose of purchasing the Preferred Stock tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA (as defined below), pursuant to an Agreement and Plan of Merger, dated as of April 24, 2013 (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013 and that Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013), by and among MPG, Brookfield DTLA Holdings LLC (“Brookfield DTLA”), a Delaware limited liability company (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (“Sub REIT”), Brookfield DTLA Fund Office Trust Inc., a Maryland corporation, Brookfield DTLA Fund Properties LLC, a Maryland limited liability company and MPG Office, L.P., a Maryland limited partnership. In addition, Sub REIT, a company that has been established in connection with the transaction, has filed a registration statement with the U.S. Securities and Exchange Commission (“SEC”) relating to preferred stock of Sub REIT that may be issued to holders of Preferred Stock who do not tender into the tender offer.

The tender offer described in the press release and the transcript has commenced, however these communications do not constitute an offer to purchase or the solicitation of an offer to sell any securities or the registration of any securities. The solicitation and the offer to buy shares of Preferred Stock has been made pursuant to an offer to purchase and related materials that Purchaser has previously filed and will file with the SEC. Purchaser has filed a tender offer statement with the SEC on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and MPG has filed with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND HOLDERS OF PREFERRED STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS THE RELATED REGISTRATION STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SUB REIT THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. The tender offer materials have been sent free of charge to all MPG preferred stockholders. The registration statement materials will be sent free of charge to all MPG preferred stockholders. In addition, all of those materials (and all other materials filed or furnished by MPG, Brookfield or Sub REIT with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials), the Schedule 14D-9 (including the solicitation/recommendation statement) and the related Registration Statement may also be obtained for free by directing a request by mail to MacKenzie Partners, Inc., the Information Agent for the tender offer, at 105 Madison Avenue, New York, NY 10016, or by calling toll-free at (800) 322-2885.

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The press release and the transcript contain “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors relating to the proposed transaction including, but not limited to, the possibility that various closing conditions for the transaction may not be satisfied or waived; failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of BPO and MPG; the outcome of litigation which may arise in connection with the transaction; and the impact of legislative, regulatory and competitive changes and other risk factors relating to the real estate industry, as detailed from time to time in the reports of BPO and MPG filed with the SEC and the Canadian securities regulatory authorities, as applicable.

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We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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